UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          UNDER SECTION 12(b) or (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934





                                   Lexon, Inc.
             (Exact name of registrant as specified in its charter)


                 Oklahoma                            73-1533326
     (State or other jurisdiction of             (I.R.S. Employer
      incorporation or organization)            Identification Number)

                             8908 South Yale Avenue
                                    Suite 409
                                 Tulsa, OK 74137
          (Address of principal executive offices, including zip code)

                                 (918) 492-4125
              (Registrant's Telephone Number, Including Area Code)
                                 (918) 492-2560
              (Registrant's Facsimile Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:


                              Common Stock, $0.001
                                (Title of class)

Information Required in Registration Statement

Certain Forward-Looking Information

     Certain statements included in this report which are not historical facts are forward looking statements, including the information provided with respect to future business opportunities, expected financing sources and related matters. These forward looking statements are based on current expectations, estimates, assumptions and beliefs of management, and words such as "expects," "anticipates," "intends," "believes," "estimates" and similar expressions are intended to identify such forward looking statements. Since this information is based on current expectations that involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements.


                                    Part I.

Item 1. Description of Business

(a) Business Development

         1.   Form and Year of Organization

         Lexon, Inc., an Oklahoma Corporation ("Lexon" or the "Company"), is a development stage corporation organized on December 16, 1997 to identify and commercialize proprietary medical biotechnology opportunities.

         2.   Bankruptcy or Receivership

         Lexon has never been in bankruptcy or receivership.

         3.   Mergers, Reclassifications and Purchases of Assets

         On July 8, 1998, the Company completed its merger ("Merger") with Gentest, Inc., a Florida corporation ("Gentest"), that owned the exclusive worldwide license to develop, manufacture, obtain FDA approval for, and market cancer screening test kits for colon cancer and certain types of ovarian and testicular cancers.

         Under the terms of the Agreement and Plan of Merger dated May 11, 1998, the Company issued to UTEK Corporation ("UTEK"), the sole shareholder of Gentest, 1,000,000 shares of common stock of the Company. Gentest ceased to exist by reason of the Merger, and the assets and liabilities of Gentest, including those rights and obligations associated with the exclusive License Agreement ("License Agreement") and the Sponsored Research Agreement ("Research Agreement"), became assets and liabilities of Lexon. The obligations of Gentest were to pay $105,000 for the exclusive license, $311,250 to develop the test kit and $55,000 for services rendered in connection with securing the agreements. The obligations were paid in full on July 8, 1998. The Merger was accounted for as a purchase. The purchase price of $1,000 was based on the number of shares issued at par value of $0.001 per share.

         By reason of the Merger, Lexon owns the exclusive worldwide license to develop, manufacture and market the Ebaf Assay TM, a blood test that allows for the early screening for colon cancer and certain types of ovarian and testicular cancers. The Ebaf Assay test kit, which is being developed for general laboratory use, can detect elevated levels of the Ebaf protein in a patient's blood. Preliminary research indicates that elevated levels of the Ebaf protein is an indicator of colon cancer and certain forms of ovarian and testicular cancer.

         The  discovery  linking  the  Ebaf  protein  to  colon,   ovarian  and
testicular cancers was made by Dr. Siamak Tabibzadeh, M.D., while he was a professor in the Department of Pathology at the University of South Florida ("USF") and an attending pathologist at the Moffitt Cancer Center at USF. Dr. Tabibzadeh is now Chief of Experimental Pathology and Professor in Pathology at North Shore Long Island Jewish Medical Center in Manhasset, New York ("North Shore"), where the blood test kit is being developed.

        Lexon has funded the development of the Ebaf Assay test kit at North Shore under a Sponsored Research Agreement, a copy of which is attached as
Exhibit 10.2 hereto. Through June 30, 1999, Lexon had funded $321,250 to North Shore to develop the test and has committed to fund an additional $81,162 in 6 installments of $13,527 each, payable on or before October 1, 1999, December 1, 1999, February 1, 2000, April 1, 2000, June 1, 2000 and August 1, 2000, to expand Dr. Tabibzadeh's research staff to expedite the development of the prototype test kit. A copy of the agreement for additional funding is attached as Exhibit 10.3.

        Lexon has no operating history prior to December 16, 1997. Lexon has had no revenues from the sale of products to date and has funded its activities through the sale of its common stock and through loans by shareholders. Lexon does not anticipate any revenues from the sale of product in 1999. Lexon's corporate headquarters is located in Tulsa, Oklahoma. Lexon presently leases its office space, which it shares with other development stage technology companies. Lexon has no full time employees and no payroll. The officers and other part-time employees of Lexon serve without salary or other non-equity compensation.

(b)  Business of Issuer

         1. Principal Products and Services of Lexon and Their Markets

         Lexon has no products or services for sale at this time. It is anticipated that the Ebaf Assay will be marketed when development is completed and FDA approval is secured, either directly by Lexon or by a corporate marketing partner, to laboratories, research institutions, hospitals, clinics, doctors and other medical professionals throughout the world. The colon cancer blood screening test using the Ebaf Assay is the only product Lexon has in development.

         The Lexon blood test to screen for colon cancer is based on the finding that cancers of the colon contain large amounts of the Ebaf protein. The Ebaf protein is a member of the TGF beta family of regulatory proteins. It has been found to be present in colon cancer and in some forms of ovarian and testicular cancer, but its role in these tumors is not known. The Ebaf protein is "shed" into the bloodstream by the tumor and can be detected in the blood through the Lexon Ebaf Assay. Approximately 27 other types of malignant tumors have been tested for the presence of Ebaf. However, the protein was not demonstrable in any of these tumors except colon cancer and some forms of testicular and ovarian cancer. Therefore, the Ebaf protein marker seems to be unique to colon cancer and some forms of ovarian and testicular cancer. Since colon cancer is the second leading cause of cancer deaths in the U.S. after lung cancer, the major use for the Ebaf Assay is initially to provide measurement and monitoring of known cancer patients and to provide screening of patients in general for the presence of Ebaf as a marker for potential colon, ovarian or testicular cancer.

         The Lexon test is quick, efficient, and inexpensive and has its basis in a generally accepted immunological testing format. The Lexon Ebaf Assay is based on the Enzyme Linked Immunosorbent Assay or ELISA format, a generally recognized and widely used immunological testing platform. The test involves a monoclonal antibody to Ebaf with which the ELISA plate is coated. When the plate is exposed to a sample of blood containing the Ebaf protein, the monoclonal antibody captures the Ebaf protein and locks it onto the surface of the plate. The plate is then rinsed and exposed to a polyclonal antibody which has an enzyme ligand attached to it. The polyclonal antibody also binds to the Ebaf protein if it is present. This technique is called a "sandwich" ELISA format, because the substance being analyzed is "sandwiched" between a polyclonal and a monoclonal antibody. The entire plate is then exposed to an indicator solution which changes color in the presence of the enzyme ligand. The degree of color change is dependent on the amount of enzyme present and hence on the amount of Ebaf protein on the surface of the plate. The degree of color change can then be read in a standard laboratory colorimeter. The level of Ebaf measured by the Lexon ELISA assay will be compared to blood levels of the Ebaf protein in normal healthy subjects. If the level of the Ebaf protein in the blood is increased relative to the base level, it is indicative that cancer of the colon or possibly of the ovaries or testis is present. In this case, further diagnostic testing would be indicated in order to locate and delineate the type of tumor producing the elevated Ebaf levels.

         2.  Distribution Method of Products and Services

         Lexon has not yet determined how the colon cancer blood screening test using the Ebaf Assay will be distributed. Lexon is in the process of seeking a corporate marketing partner to aid in the marketing and distribution of the Ebaf Assay. Lexon does not presently have any manufacturing or distribution capacity. Lexon has not determined the commercial arrangements under which it would be willing to engage such a corporate marketing partner.

         3. Status of Publicly Announced Products or Services

         The Ebaf Assay is still in development. Dr. Tabibzadeh has identified and classified the monoclonal and polyclonal antibodies. Lexon anticipates that the prototype test kit may be available in late 1999. The next phase is to standardize the level of Ebaf in persons who do not have cancer against which field tests will be conducted and data will be collected to include in the FDA application. The test kit requires FDA approval before it can be sold in the U.S.

         4. Competitive Business Conditions, Competitive Position and Methods of Competition

         Competition in the medical products and services industry is intense. Although growth in the medical industry in general and sales of medical cancer screening tests in particular is expected to expand as the population ages and cancer awareness increases, the number of potential competitors in the marketplace makes competitive pressures severe. The medical screening and diagnostic industry in particular, because of the potentially high profit margins compared with other manufactured medical products, has attracted large and sophisticated potential competitors with established brand names who have already successfully developed and marketed products and who have greater financial, technical, manufacturing, marketing, regulatory and distribution resources than Lexon.

         There is no known blood test currently available to screen for colon cancer. Current methods to screen for colon cancer include the CEA test, the fecal occult home test, and colonoscopy. These methods have significant disadvantages as compared to the Ebaf Assay.

         Lexon's main potential competitors are the major diagnostic pharmaceutical corporations, such as Abbott Pharmaceuticals, Roche, SmithKlineBeecham, Johnson & Johnson and Bayer. These companies have substantial marketing, distribution, regulatory compliance, financial, and research and development capabilities. If any of these competitors were to develop a colon cancer blood screening test not involving the Ebaf Assay, such an event may have a material adverse effect on Lexon's ability to compete in the medical screening and diagnostic field.

         5.  Sources of Raw Materials and the Names of Principal Suppliers

          Lexon does not manufacture any products, so it has no raw materials. The Ebaf Assay is a simple product to manufacture, its main components being a plastic plate, monoclonal and polyclonal antibodies to the Ebaf protein, and 9 fluorescent markers, each of which is commercially available. The identification and classification of the antibodies and the precise structure are keys to the Lexon test kit.

         6.  Dependence on one of a few major customers

         Lexon anticipates marketing its test kits to the entire field of medical professionals and does not anticipate being dependent on any particular customer. Because historical information is not yet available due to Lexon's short operating history, it is premature to estimate if any customer will account for more than 1% of Lexon's yearly anticipated sales volume when its test kit is commercially available for sale.

         7. Patents, trademarks, licenses, royalty agreements or labor contracts

         Lexon owns two license agreements that were acquired on July 8, 1998 by way of Merger with Gentest, Inc. In connection with the exclusive License
Agreement attached hereto as Exhibit 10.1, the Company agreed to pay to the University of South Florida Research Foundation ("USFRF") a royalty equal to the greater of (a) five percent (5%) of revenue from the sale of products based on the concept for the diagnosis of selected adenocarcinomas and any additions, extensions and improvements thereto or as a minimum (b) zero (0) dollars through April 9, 2000; $75,000 at the end of year three; $100,000 at the end of year four; $125,000 at the end of year five; $150,000 at the end of year six and for each successive year thereafter during the term of the exclusive license agreement. The royalty obligation will expire after the longer of twenty (20) years or the expiration of the last to expire patent that covers the licensed intellectual property. Lexon also agreed, pursuant to a License Agreement attached at Exhibit 10.2, to pay to North Shore a royalty equal to one-half of one percent (0.5%) of revenue from the sale of such products and ten percent (10%) of any consideration received by the Company from granting sublicenses. No minimum royalty payments are required under the License Agreement with North Shore.

         USF owns the US Patent, No.5,916,751, on the Ebaf Assay published on June 29, 1999. Lexon has no information that has lead it to believe that the patent infringes the intellectual property rights of another, but it gives no assurance to that effect. The filing, prosecution and maintenance of all patent rights regarding the Ebaf screening process are within the sole discretion of USF. Lexon has the right to request that USF seek, obtain and maintain such patent and other protection to the extent that USF is lawfully entitled to do so, at Lexon's sole expense. There is no assurance that USF will seek, obtain or maintain such patent and other protection to which it is lawfully entitled. Further, there is no assurance that Lexon will have sufficient working capital to fund USF's efforts in those activities.

         The initial research and development related to the Ebaf screening process was funded by a grant from the National Institutes of Health ("NIH"). NIH retains certain statutory rights to use any invention that results from its funding without having to pay license fees and royalties. In addition, NIH is protected from lawsuits and infringement claims. There is no assurance that the interests of NIH will not materially adversely affect Lexon or its business.

         There is presently no foreign patent protection for the test kit, however,a PCT application has been filed by USF. There is no assurance that any foreign patents will issue. The lack of foreign patent protection could result in the manufacturing and sale of test kits copied by competitors who are not obligated to pay royalties. As a result, these competitors could achieve superior operating margins, which could adversely affect Lexon's ability to compete.

         8.  Need for Governmental Approval

         Sale of Lexon's test kit is regulated by the United States Food and Drug Administration ("FDA"), whose approval is required prior to sale in the United States. The process of seeking these approvals, and the subsequent compliance with applicable statues and regulations, is lengthy and requires the expenditure of substantial resources. Any failure by Lexon to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect Lexon. The FDA regulates the research, design, testing, manufacture, safety, labeling, storage, record-keeping, advertising and promotion, distribution, and production of medical devices in the United States. In-vitro reagents of the type used in the Lexon test kit when used in screening and diagnostic products are medical devices subject to FDA regulation.

         In-vitro diagnostic devices may fall into any one of the three classifications of devices, depending on the degree of regulatory controls the FDA deems appropriate to protect the public health. Most in-vitro diagnostic devices on the market today fall into Class I or Class II, with a few high-risk diagnostic devices subject to the more rigorous regulation of Class III.

          Generally, before a new device can be introduced into the market in the United States, the manufacturer must obtain FDA clearance of a 510(k) pre-market notification ("510(k)") or approval of a pre-market approval application "PMA"). If the device is "substantially equivalent" to a legally marketed Class I or Class II device or to a Class III device for which the FDA has not called for a PMA, the manufacturer may seek clearance from the FDA to market the device by filing a 510(k). The 510(k) will need to be supported by appropriate data establishing the claim of substantial equivalence to the satisfaction of the FDA.

         Lexon believes that it will be able to establish substantial equivalence based upon the 27 other ELISA-based tests currently approved by the FDA, among other reasons. If Lexon cannot establish that its Ebaf Assay is substantially equivalent to a legally marketed predicate device, the Company must seek pre-market approval through submission of a PMA application. The PMA application must be supported by valid scientific evidence, including pre-clinical and clinical trial data, as well as extensive literature to demonstrate a reasonable assurance of safety and effectiveness of the device. The PMA represents the most vigorous form of FDA regulatory review.

         The use for which a product is intended dictates the FDA's determination of its classification. A device intended for the quantitative measurement of tumor-associated antigen levels in body fluids by immunoassay methodologies will likely fall into Class II and be subject to 510(k) clearance, but only if it is intended to be used to monitor patients for disease progression, response to therapy, or detection of recurrent or residual illness.

         Tumor-associated antigen immunoassay systems intended for use in screening for the early detection or diagnosis of cancer may fall into Class III and be subject to the rigorous PMA approval process. Lexon expects to initially market the test as an immunological monitoring device in patients with known colon cancer, while it is gathering data and fulfilling the requirements of the PMA review process.

         There may be regulatory requirements, other than those FDA requirements, applicable to Lexon's test kit prior to its sale in other countries. If Lexon chooses to market its test kit in countries outside of the US, it will have to comply with any applicable requirements before such sales can be made.

         9.  Effect of Existing or Probable Governmental Regulation

         It is quite possible that new regulations which may become effective and be applicable to blood screening tests for cancer could be proposed and adopted which could restrict marketing the Ebaf Assay. Lexon is not aware of any such pending or proposed regulations, however, there is no assurance that they will not be imposed.

         10. Estimate of the amount spent on research and development

         Through June 30, 1999, Lexon had funded approximately $321,500 on research and development expenses and has committed to fund an additional $81,162. No customer has or is expected to bear any direct research and development expense.

         11.  Costs and effects of environmental compliance

         Lexon has incurred no costs associated with environmental compliance and expects not to have to spend any sums on environmental compliance.

         12. Number of total employees and number of full time employees

         Lexon has no full time employees. Lexon has one officer and director and four key employees, each of whom are engaged in other business activities and each of whom do not receive cash compensation for their services to Lexon. There is no assurance that these individuals will continue to serve without cash compensation. There are no written employment agreements.

         13.  Year 2000 Disclosure

         Management believes that the Year 2000 issue, which has arisen because computer systems and software have programmed to use two digits for the year instead of four digits, will not have a materially adverse effect on the business of the Company. The Company uses off-the-shelf word processing, spreadsheet and accounting software packages that have been upgraded to be Year 2000 compliant. In addition, the Company's computer network was recently upgraded to be Year 2000 compliant. The Company is not materially dependent upon the services of outside vendors, whose computer systems and software may or may not be Year 2000 compliant. The Company has contacted North Shore University Hospital, which is developing the Ebaf Assay, to determine if their computer systems and software are Year 2000 compliant. The Company has been assured by systems engineers at North Shore that their systems are Year 2000 compliant. Although the Company has taken the steps necessary to ensure that all systems are Year 2000 compliant, there is no assurance that such systems are Year 2000 compliant.


Item 2.  Management Discussion and Analysis

(a)  Plan of Operation

         1. Plan of Operation Over the Next Twelve Months

         Lexon is seeking to consummate a business combination by way of tax-free merger, exchange of stock, sale of assets or other business combination with a pharmaceutical company or manufacturing and distribution company with existing manufacturing, quality control, marketing, distribution and regulatory compliance capabilities in place. Alternatively but simultaneously, Lexon is seeking strategic alliances with pharmaceutical and other companies willing to provide Lexon with manufacturing, marketing and distribution capacities. Lexon has no such agreements at this time. There is no assurance that Lexon will be successful in making acceptable arrangements for a business combination or strategic alliances.

         Lexon plans to continue to develop and improve the Ebaf Assay and to commence and complete standardization testing, to complete field testing and data gathering for its FDA 510(k) application., and to seek strategic alliances or business combination partners. Lexon plans to capture market share in the colon cancer screening business by combining with such strategic partners or by producing and distributing the Ebaf Assay directly to medical professional, medical specialists, medical laboratories, medical insurance companies, diagnostic laboratories and educational facilities. Should Lexon decide to manufacture, market and distribute the Ebaf Assay without the assistance of a business partner, the Company will require significant capital.

         Lexon plans to continue to participate in public information campaigns regarding the need for early detection of colon cancer by providing sponsorship of colon cancer awareness. One such program the Company sponsors is the Eric Davis Score Against Colon Cancer Event, conducted by Eric Davis, the St. Louis Cardinal's All-Star outfielder, pursuant to the agreement attached hereto as
Exhibit 10.6. Lexon believes that its efforts to educate the public about the risks of colon cancer and the benefits of early detection will begin to develop relationships with potential purchasers, marketing partners and research institutions.

         Lexon plans to continue to develop the Ebaf Assay. It is anticipated that a prototype test will be completed by the fourth quarter of 1999. Subsequent thereto, the Company expects to begin collecting data from field tests and anticipates submitting its FDA application in 2000.

         (i)  Cash Requirements

         Management believes that Lexon can satisfy its current cash needs out of available cash and will not have to engage in any sale of Lexon's securities during the next three months. Lexon intends to engage in an offering of its common stock to fund the costs associated with required field tests, file and process applications for FDA approval, identify manufacturers to mass produce the test kits, and identify and consummate strategic business alliances. There is no assurance that any additional capital needed will be available to Lexon on acceptable terms when needed, if at all. Any additional capital may involve substantial dilution to the interests of Lexon's then existing stockholders.

         (ii)  Product Development and Research Plan for the Next Twelve Months

         It is anticipated that Lexon will spend $81,125 over the next twelve months to complete the Ebaf Assay development. These improvements are intended to establish standardized procedures and criteria for field testing and data gathering for submission of required FDA applications for approval, and other expenses associated with regulatory compliance and scientific validation of the Ebaf Assay.

         (iii)  Expected Purchase or Sale of Plant and Significant Equipment

         None.

         (iv) Expected Significant changes in number of employees.

         None.

Item 3. Description of Property

         (a)  Location and Description of Property

         Lexon leases its executive offices, which are currently shared with other companies controlled by its officer and director. These companies share the $4,000 per month lease payment. Lexon's portion of the lease is approximately $800 per month.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         (a)  Beneficial Owners of More than Five Percent

         The following shareholders own of record and benefically more than 5% of the 6,802,013 shares issued and outstanding as of June 30, 1999:

                                                                      Percent of
                                Relationship to     Common Shares    Outstanding
      Name and Address          Company                     Owned         Shares
      ----------------          ---------------     -------------    -----------
      UTEK Corporation          Beneficial Owner        1,000,000          14.7%
      202 Wheeler Street
      Plant City, FL 33566

      Gifford M. Mabie          Officer, Director         750,000(1)       10.6%
      8908 S. Yale Ave. #409
      Tulsa, OK 74137

      Rhonda R. Vincent         Key Employee              750,000(2)       10.6%
      8908 S. Yale Ave. #409
      Tulsa, OK  74137

      Frederick K. Slicker      Key Employee              770,000(3)       10.8%
      8908 S. Yale Ave. #410
      Tulsa, OK  74137

      Northside Trust           Beneficial Owner          366,500           5.4%
      P.O. Box 383
      Broken Arrow, OK  74013

      Thomas R. Coughlin        Key Employee              937,500(4)       12.6%
      8908 S. Yale Ave. #409
      Tulsa, OK  74137
                                                     ------------         ------
      Officers and Directors, as a group (1 person)       750,000          10.6%
                                                     ------------         ------
      Beneficial Owners, as a group (5 persons)         3,824,000          47.9%
                                                     ------------         ------
      Officers, Directors and Beneficial Owners,
      as a group (6 persons)                            4,574,000          55.5%
                                                     ------------         ------

(1) Includes 500,000 shares owned directly by Mr. Mabie and his right to acquire 250,000 shares of common stock at $1.5625 per share.

(2) Includes 500,000 shares owned directly by Ms. Vincent and her right to acquire 250,000 shares of common stock at $1.5625 per share.

(3) Includes 185,000 shares owned directly by Mr. Slicker, 285,000 shares owned by his wife, and Mr. Slicker's rights to acquire 50,000 shares of common stock at $1.250 per share and 250,000 shares of common stock at $1.5625 per share

                                       8

(4) Includes 300,000 shares owned directly by Dr. Coughlin and his right to acquire 637,500 shares of common stock at $1.5625 per share

         Common Stock Options.

         At June 30, 1999, Lexon had outstanding a total of 2,537,500 options to purchase shares of its common stock at prices ranging from $1.20 per share to $1.5625 per share.

         Lexon has reserved 3,000,000 shares of common stock pursuant to its Stock Option Plan. At June 30, 1999, the Plan had outstanding a total of 2,467,500 options to purchase shares of its common stock at prices ranging from $1.20 per share to $1.5625 per share. The options were granted to Dr. Tabibzadeh (300,000 shares), to certain lenders (230,000 shares), to certain consultants (300,000 shares), to an officer (250,000 shares) and to certain key employees (1,387,500 shares held by 5 persons). The options expire ten years from the date of grant if not sooner exercised. The exercise price was equal to the fair market value of the common stock at the time the options were granted.

         In November, 1998, the Company entered into an agreement with Morgan-Phillips, Inc., an outside firm engaged in stockholder relations and public information services for Lexon, whereby Morgan-Phillips was granted the right to purchase up to 1,000,000 shares of common stock at prices ranging from $1.20 to $3.00 per share during the period from January 1, 1999 through December 31, 2000, subject to certain vesting conditions. At June 30, 1999, 70,000 options at $1.50 per share were vested and 45,000 options at $1.20 per share were forfeited because the conditions were not met. The remaining 885,000 options may later become vested. It is unclear whether the remaining options will vest. All vested but unexercised options expire on October 27, 2008. See
Exhibit 10.4.


Item 5. Directors, Officers and Control Persons

(a)  Identify Directors and Executive Officers

      (1)-(4) Names, ages, positions, offices, business experience

      Gifford M. Mabie, age 58, is President, CEO and a Director of Lexon. From 1982 to 1994, Mr. Mabie was Senior Vice President of CIS Technologies, Inc. (NASD: CISI), a leading healthcare information company that was purchased by National Data Corporation (NYSE: NDC) in 1996. Mr. Mabie was instrumental in raising over $40 million in capital that funded acquisitions and new product development. As a result, that company's revenues grew from $105,000 in 1987 to over $40 million in 1995. Prior to CIS, Mr. Mabie was with Honeywell Information Systems, Inc., where he ranked as one of its top five salesmen worldwide. Prior to joining Honeywell, he was corporate controller with W.B. Dunavant & Company, one of the world's largest cotton brokers. He holds degrees in accounting and economics from Memphis State University and served for eight years in the United States Navy.

      (5) Other Directorships

         Mr.  Mabie is an officer and  director of Maxxon,  Inc.  (OTC  Bulletin
Board: MXON). Mr. Mabie is also an officer and director of the following privately-held emerging technology companies:

         Image Analysis, Inc., a color magnetic resonance imaging technology company; Centrex, Inc., an e.coli detection and measurement company; and Nubar Enterprises, Inc., a laminated carbon fiber reinforcing bar company.

(b)  Other significant employees

         The following persons are key employees of Lexon but none of them is an officer or director:

         Thomas R. Coughlin, M.D., age 50, is Medical Director for Lexon. Prior to joining Lexon, Dr. Coughlin was a cardiovascular surgeon. From 1992 to 1995, he was Medical Director of Cardiovascular Surgical Services at Alexandria Hospital in Alexandria Virginia and from 1991 to 1995, was Assistant Clinical Professor, Thoracic and Cardiovascular Surgery at George Washington University Medical Center in Washington, D.C. He has received numerous professional honors and has published 25 research papers. He is a graduate of the University of Rochester School of Medicine and Dentistry, Rochester, New York (M.D.) and of Seton Hall University (B.S.).

         Frederick K. Slicker, age 55, is General Counsel for Lexon. From April 1, 1998 until July 16, 1999 when he resigned as an officer of Lexon, Mr. Slicker was Vice President and General Counsel of Lexon. He has practiced law for more than 30 years, primarily in the areas of mergers and acquisitions, securities law compliance and general business. He holds a Master of Laws degree from Harvard Law School and a Juris Doctor degree with highest distinction and Bachelor of Arts in Mathematics from the University of Kansas. He served in the US Army for seven years. He is a frequent speaker to professional groups on legal and other subjects.

         Rhonda R. Vincent, age 35, is Financial Reporting Manager for Lexon. From incorporation until July 16, 1999, when she resigned as an officer and director of Lexon, Ms. Vincent was Vice President, Secretary and Treasurer of Lexon. From 1994 to 1997, Ms. Vincent was Vice President, Secretary, Treasurer and Director of Corporate Vision, Inc. (OTCBB: CVIA), a multimedia software development company. For five years prior thereto, Ms. Vincent held various accounting, finance and investor relations positions with CIS Technologies, Inc., a leading healthcare information processing company that was purchased by National Data Corporation in 1996. She began her career as an audit associate with the public accounting firm of Coopers & Lybrand. Ms. Vincent is a Certified Public Accountant and holds a Bachelor of Science degree in accounting from Oral Roberts University.

         Vicki L. Pippin, age 40, is an Administrative Manager for Lexon. She has had more than 20 years in senior executive administration for various public companies in the aerospace and healthcare software industries, including McDonnell Douglas, Burtek Industries and CIS Technologies.

(c)  Family Relationships

         None.

(d) Involvement in Legal Proceedings of Officers, Directors and Control Persons

         None.

Item 6. Executive Compensation

         No cash compensation was received by any officer or director since inception. On March 4, 1999, Mr. Mabie was granted an option to purchase 250,000 shares of common stock at $1.5625 per share. Such option was granted at fair market value and expires ten years from the date of grant.

Item 7. Certain Relationships and Related Transactions

         (a)  Describe Related Party Transactions

         On July 1, 1998, the Company borrowed $230,000 from an officer and a non-affiliated shareholder. The Notes accrued interest at 12% per annum through December 31, 1998 and at 14% per annum thereafter. The Notes, including accrued interest, were paid in full in February, 1999. In connection with these loans the Company granted options to purchase 230,000 shares of common stock at $1.20 per share. The exercise price was deemed by the Board to be the fair market value of the stock on the date of grant. The options expire ten years from the date of grant.

Item 8. Description of Securities

         The following summary of certain provisions of the Common Stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of applicable law and the provisions of Lexon's Certificate of Incorporation, which is included as an exhibit to this Registration Statement.

         Lexon is authorized to issue 45,000,000 Shares of Common Stock, par value $0.001 per share, of which 6,802,013 shares were outstanding as of the date hereof. Lexon is also authorized to issue 5,000,000 Shares of Preferred Stock, par value $0.001 per share, of which there are no shares presently outstanding. There is no present intent to issue any Preferred Stock.

         Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

         Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, Lexon has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefor. Lexon intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, Lexon's financial condition and such other factors as the Board of Directors may consider.

         Liquidation Rights. Upon any liquidation, dissolution or winding up of Lexon, holders of shares of Common Stock are entitled to receive pro rata all of the assets of Lexon available for distribution to shareholders after liabilities are paid and distributions are made to the holders of Lexon's Preferred Stock.

         Preemptive Rights. Holders of Common Stock do not have any preemptive rights to subscribe for or to purchase any stock, obligations or other securities of Lexon.

                                    Part II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity

         (a) Market information

          Identify  principal  market or markets  where  common stock is traded.

          Lexon's  common  stock  is  actively   traded  on  the  NASD's Over-
The-Counter Bulletin Board.

          The high and low prices for Lexon's common stock during the calendar quarters ended were:

          Quarter ended                         High               Low
          -------------                      -------           -------

          December 31, 1998                  $3.2500           $2.0000
          March 31, 1999                     $2.2812           $1.1250
          June 30, 1999                      $5.5000           $2.4375

         Quotations on the OTC Bulletin Board reflect bid and ask quotations, may reflect inter-dealer prices, without retail markup, mark-down or commission, and may not represent actual transactions.

         (b)  Holders

         As of June 30, 1999, there were 46 holders of record of Lexon's common stock, this figure does not take into account those shareholders whose certificates are held in the name of broker-dealers or other nominees. Lexon estimates there are approximately 300 owners who hold their shares in brokerage accounts.

         (c)  Dividend Policy

         Lexon has not declared any dividends in the past and there is no intention to declare dividends in the future.

Item 2.  Legal Proceedings

         None.


Item 3.  Changes in and Disagreements with Accountants.

         None.

Item 4.  Recent Sales of Unregistered Securities

         (a)  Securities Sold

         On April 1, 1998, Lexon sold 5,000,000 shares of its common stock to its founders. These sales were made at par value pursuant to Rule 504 of Regulation D and Section 4(2) of the Securities Act of 1933.

         On July 8, 1998, Lexon issued 1,000,000 shares of common stock to the shareholders of Gentest, Inc., pursuant to the Merger of Gentest into Lexon in accordance with the Agreement and Plan of Merger. These shares were issued at par value pursuant to Rule 504 of Regulation D and Section 4(2) of the Securities Act of 1933.

         From May 18, 1998 through March 31, 1999, Lexon sold 665,013 shares of its Common Stock to various purchasers pursuant to Rule 504 of Regulation D and
Section 4(2) of the Securities Act of 1933. The purchase price was $1.50 per share , less commissions, fees and expenses.

         During March , 1999, Lexon issued 82,000 shares of common stock at fair market to consultants and issued 55,000 shares of common stock pursuant to the exercise of stock options. These shares were issued pursuant to Rule 701.

         (b)  Underwriters and Other Purchasers

         There was no public offering of the shares. The shares were sold to officers, directors and key consultants, to Gentest in connection with its Merger into Lexon, and to purchasers in compliance with Regulation D, Rule 504 of the Securities Exchange Act of 1933 or in compliance with Rule 701.

         (c)  Consideration

         The total offering price for the common stock sold for cash was $931,208. Lexon paid commissions of $100,360 and $15,500 as consulting fees in connection with the sale of shares of Lexon's common stock. No such payments were made to affiliates.

         Under the terms of the Agreement and Plan of Merger, the Company issued to UTEK Corporation ("UTEK"), the sole shareholder of Gentest, 1,000,000 shares of Common Stock of the Company at par value.

         (d) Section under which exemption from registration was claimed

         The issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) and SEC Regulation D, Rule 504, among other exemptions. Each recipient of securities in each such transaction represented his or her intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and, where applicable, appropriate legends were affixed to the share certificates issued in such transactions. All recipients had access to information about the Lexon. See Exhibits 99.1 to 99.3.

Item 5. Indemnification of Officers and Directors

         Lexon's Certificate of Incorporation provides for indemnification to the full extent permitted by Oklahoma law of all persons it has the power to indemnify under Oklahoma law. In addition, Lexon's Bylaws provide for indemnification to the full extent permitted by Oklahoma law of all persons it has the power to indemnify under Oklahoma law. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders or otherwise. The provisions of Lexon's Certificate of Incorporation and By Laws which provide indemnification may reduce the likelihood of derivative litigation against Lexon's directors and officers for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit Lexon and its stockholders.

         In addition, Lexon has entered into indemnification agreements with its officer and director, key consultants and others. These agreements provide that Lexon will indemnify each person for acts committed in their capacities and for virtually all other claims for which a contractual indemnity might be enforceable.

                                    Part F/S


                 INDEX TO FINANCIAL STATEMENTS AND RELATED NOTES


INTERIM UNAUDITED FINANCIAL STATEMENTS

Balance Sheet (Unaudited) at June 30, 1999...................................F-1

Statements of Operations (Unaudited)
from inception (December 16, 1997) through
June 30, 1999 and for the six months ended
June 30, 1999 and 1998 ......................................................F-2

Statements of Cash Flows (Unaudited)
from inception (December 16, 1997) through
June 30, 1999 and for the six months ended
June 30, 1999 and 1998 ......................................................F-3

Notes to Financial Statements (Unaudited) at June 30, 1999 ..................F-4


AUDITED FINANCIAL STATEMENTS

Independent Auditors' Report ................................................F-9

Balance Sheet at December 31, 1998 .........................................F-10

Statement of Operations from inception
(December 16, 1997) through December 31, 1998 ..............................F-11

Statement of Cash Flows from inception
(December 16, 1997) through December 31, 1998 ..............................F-12

Statement of Stockholders' Equity from inception
(December 16, 1997) through December 31, 1998 ..............................F-13

Notes to Financial Statements from inception
(December 16, 1997) through December 31, 1998 ..............................F-14

                                   Lexon, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                  June 30, 1999
                                   (Unaudited)


ASSETS
Current Assets
Cash ............................................................   $    31,801
Prepaid Consulting Expense ......................................       128,125
Other Receivable ................................................        10,683
                                                                    -----------
    Total Current Assets ........................................       170,609
                                                                    -----------

Other Assets
Exclusive License, net ..........................................       151,530
Sponsored Research Contract, net ................................       155,625
                                                                    -----------
     Total Other Assets .........................................       307,155
                                                                    -----------

TOTAL ASSETS ....................................................   $   477,764
                                                                    -----------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable and Accrued Liabilities ........................   $    20,065

Stockholders' Equity
Preferred Stock, $0.001 par value, 5,000,000 shares authorized
     No shares issued and outstanding ...........................             0
Common Stock, $0.001 par value, 45,000,000 shares authorized
     6,802,013 shares issued and outstanding at June 30, 1999 ...         6,802
Paid in Capital .................................................     2,121,296
Loss accumulated during the development stage ...................    (1,670,399)
                                                                    -----------
     Total Stockholders' Equity .................................       457,699
                                                                    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ......................   $   477,764
                                                                    -----------



     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                             Statement of Operations
            From Inception (December 16, 1997) through June 30, 1999
               and for the six months ended June 30, 1999 and 1998
                                   (Unaudited)


                                             From
                                         inception     Six months     Six months
                                           through          ended          ended
                                          June 30,       June 30,       June 30,
                                              1999           1999           1998
                                       -----------    -----------    -----------

Revenue ...............................$         0    $         0    $         0

Expenses
   Research and development ...........    600,839        456,791              0
   General and administration .........  1,049,404        922,659              0
                                       -----------    -----------    -----------
        Total Operating Expenses ......  1,650,243      1,379,450              0
                                       -----------    -----------    -----------

Operating Loss ........................ (1,650,243)    (1,379,450)             0

Interest Expense .......................    20,156          3,418              0
                                       -----------    -----------    -----------

Net Loss .............................. (1,670,399)    (1,382,868)             0
                                       -----------    -----------    -----------

Weighted Average Shares Outstanding ...  5,002,482      6,585,907      3,555,468
                                       -----------    -----------    -----------

Loss per Share ........................$      0.33    $      0.21    $      0.00
                                       -----------    -----------    -----------


     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                             Statement of Cash Flows
            From Inception (December 16, 1997) through June 30, 1999
               and for the six months ended June 30, 1999 and 1998
                                   (Unaudited)

                                            From
                                         inception     Six months     Six months
                                           through          ended          ended
                                          June 30,       June 30,       June 30,
                                              1999           1999           1998
                                       -----------    -----------    -----------

Operating Activities
Net Income (Loss) ................... $(1,670,399)   $(1,382,868)   $         0
Noncash Charges to Earnings
  Amortization of License and
  Sponsored Research ................     165,096         82,547              0
  Amortization of Stock Options
  Issued to Nonemployees ............     900,700        780,700              0
  Common stock issued for services ..     209,750        209,750              0
Changes in Operating Assets and Liabilities
  Increase in Prepaid Expenses ......      (8,125)        (8,125)             0
  Increase in Other Receivables .....     (10,683)       (10,683)             0
  Increase (Decrease) in Accounts
    Payable and Accrued Liabilities ..     20,065          4,779              0
  Increase (Decrease) in Interest
    Payable ..........................          0        (16,739)             0
                                       -----------    -----------    -----------
Total Operating Activities ...........   (393,596)      (340,639)       (52,957)
                                       -----------    -----------    -----------

Financing Activities
Loans from Officers and Directors ....    230,000              0              0
Payment of Loans from Officers and
  Directors ..........................   (230,000)      (230,000)             0
Sale of common stock .................  1,017,145        643,487        111,810
Less:  issue costs ...................   (120,498)       (72,211)          (971)
                                       -----------    -----------    -----------
Total Financing Activities ...........    896,647        341,276        110,839
                                       -----------    -----------    -----------


Investing Activities
Purchase of exclusive licenses .......   (160,000)             0              0
Payment of sponsored research
   contract ..........................   (311,250)             0              0
                                       -----------    -----------    -----------
Total Investing Activities ...........   (471,250)             0              0
                                       -----------    -----------    -----------

Net change in cash ...................     31,801            637        110,839

Cash at beginning of period ..........          0         31,164              0
                                       -----------    -----------    -----------
Cash at end of period ................     31,801         31,801    $   110,839
                                       -----------    -----------    -----------
Supplemental Disclosure of Cash Flow Information
Cash paid for interest and taxes
   during the period .................$    20,156    $    20,156    $         0
                                       -----------    -----------    -----------
Non-cash Financing and Investing Activities
Common stock issued in
   Gentest Merger ....................$     1,000    $         0    $         0
                                       -----------    -----------    -----------

     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
                                  June 30, 1999



Note 1-  Organization and Summary of Significant Accounting Policies

         Organization and Nature of Operations
         Lexon, Inc. ("Lexon" or "the Company") is a development stage corporation that own the exclusive worldwide license to develop, manufacture, obtain FDA approval for, and market a cancer screening test kit for detecting the ebaf protein, which allows for early, non-invasive screening for colon cancer and certain types of ovarian and testicular cancers.

         Development Stage Operations
         The Company was incorporated on December 16, 1997 under the laws of the state of Oklahoma. Since inception, the Company's primary focus has been raising capital and developing the Ebaf blood screening process.

         Cash and Cash Equivalents
         The Company considers highly liquid investments with maturities of three months or less to be cash equivalents.

         Income Taxes
         The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.

         Use of Estimates
         The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Fiscal Year End
         The Company's fiscal year ends on December 31.

         Employee Stock Options
         When the exercise price of employee stock options equals or exceeds the market value of the stock at date of grant, the Company recognizes no compensation expense.

         New Accounting Standards
         The Company adopted SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during 1998. The Company has no comprehensive income items during 1998. Therefore, net loss equals comprehensive income. The Company operates in only one business segment. The Company will adopt SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities" during 1999. Currently, the Company does not engage in hedging activities or transactions involving derivatives.

Note 2- Gentest Merger

         On July 8, 1998, the Company completed its merger with Gentest, Inc., a Florida corporation ("Gentest"). Gentest owned the exclusive worldwide license to develop, manufacture, obtain FDA approval for, and market the cancer screening test kits for detecting certain types of colon, ovarian and testicular cancers. Under the terms of the

Agreement and Plan of Merger, the Company issued to UTEK Corporation ("UTEK"), the sole shareholder of Gentest, 1,000,000 shares of common stock of the Company. Gentest ceased to exist by reason of the merger, and the assets and liabilities of Gentest, including those rights and obligations associated with the exclusive License Agreement and the Sponsored Research Agreement, became assets and liabilities of Lexon. The obligations of Gentest were to pay $105,000 for the exclusive license, $311,250 to develop the test kit and $55,000 for services rendered in connection with securing the agreements. The obligations were paid in full on July 8, 1998. The Gentest merger was accounted for as a purchase. The purchase price of $1,000 was based on the number of shares issued at par value of $0.001 per share.

Note 3- Exclusive License

         On July 8, 1998, the Company paid $100,000 to the University of South Florida Research Foundation ("USFRF") and $5,000 to North Shore University Hospital Research Foundation ("North Shore") for the exclusive worldwide license to develop and market the cancer screening test kits. In addition, the Company paid $55,000 to UTEK for services rendered in connection with securing the license agreements. The exclusive license is amortized over 17 years using the straight-line method.

Note 4- Sponsored Research Contract

         On July 8, 1998, the Company paid $311,250 to North Shore under the terms of a Sponsored Research Agreement to develop the cancer screening test kits. The contract specifies a 24-month development period with costs not to exceed $311,250. The Sponsored Research Agreement is amortized over 2 years using the straight-line method, with amortization costs classified as research and development expenses.

Note 5-Notes Payable

         On July 1, 1998, the Company borrowed a total of $230,000 from two of its officers and from a shareholder. The Company executed notes payable which were due December 31, 1998 at an interest rate of 12% per year, which increased to 14% per year after the due date. As of March 31, 1999, the notes payable and accrued interest were paid in full.

Note 6-  Commitments and Contingencies

         Future Royalty Obligations Under Exclusive License Agreement

         In connection with the exclusive license agreement, the Company agreed to pay to USFRF a royalty equal to the greater of (a) five percent (5%) of revenue from the sale of products based on the concept for the diagnosis of selected adenocarcinomas and any additions, extensions and improvements thereto or as a minimum (b) zero (0) dollars for the first twenty four (24) months; $75,000 at the end of year three (3); $100,000 at the end of year four (4); $125,000 at the end of year five (5); $150,000 at the end of year six (6) and for each successive year thereafter during the term of the exclusive license agreement. The royalty obligation will expire after the longer of twenty (20) years or the expiration of the last to expire patent that covers the licensed intellectual property. The Company also agreed to pay to North Shore a royalty equal to one-half percent (0.5%) of revenue from the sale of such products and ten percent (10%) of any consideration received by the Company from granting sublicenses. No minimum royalty payments are required under the License Agreement with North Shore.

         Future Obligations to North Shore University

         On March 8, 1999, the Company agreed to fund an additional $81,162 to North Shore in six equal installments of $13,257 each, payable on or before October 1, 1999, December 1, 1999, February 1, 2000, April 1, 2000, June 1, 2000
and August 1, 2000.

Note 7-  Common Stock and Paid in Capital

         During the six months ended June 30, 1999, the Company sold 285,700 shares of common stock for cash, issued 82,000 shares of common stock for services rendered by outside consultants, and issued 55,000 shares of common stock pursuant to the exercise of options.

Note 8-  Stock Options

         On August 15, 1998, the Board of Directors and shareholders approved the adoption of the Lexon Option Plan, pursuant to which 3,000,000 shares of Common Stock were reserved.

     On October 15, 1998, the Company granted 300,000 options to a consultant with an exercise price of $1.20 per share. In exchange for the options, the consultant will provide the Company investor relations services for a one year period beginning October 29, 1998. The Company has recorded the option issuance, valued at $360,000, as a cost of capital and prepaid consulting services and is amortizing the expense over a 12 month period. For the six months ended June 30, 1999, the company recognized $160,000 in expense for the consultant's services.

         On March 4, 1999, the Company granted 1,692,500 options to purchase common stock at an exercise price of $1.5625 per share to certain officers, directors and employees of the Company in return for their services to the Company. No compensation expense was recorded for the options as the exercise price was equal to the market value on the date of grant.

         On March 4, 1999, the Company granted 250,000 options to purchase common stock at an exercise price of $1.5625 per share to Dr. Tabibzadeh, inventor of the Ebaf Assay screening process. The Company recognized $372,500 in research and development expense in connection with the option grant.

         During 1998, the Company entered into an agreement with an investor relations firm whereby the Company granted an option to issue the firm up to 1,000,000 shares of common stock over a two year period. Exercise prices range from $1.20 to $3.00 per share. Vesting of the options is contingent upon the achievement of certain market conditions surrounding the Company's stock. Compensation expense will be recognized for the options when and if they are vested. During the six months ended June 30, 1999, 45,000 options at $1.20 per share were forfeited and 70,000 options at $1.50 per share became vested. The Company recognized $228,200 in expense related to the vested options.

         SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") provides an alternative method of determining compensation cost for employee stock options, which alternative method may be adopted at the option of the Company. Had compensation cost for the Option Plan been determined consistent with SFAS 123, the Company's net loss and EPS would have been reduced to the following pro forma amounts:

          Net loss:
               As reported ................. $  (1,382,868)
               Pro forma ................... $  (3,904,693)

          Basic and diluted EPS:
               As reported ................. $       (0.21)
               Pro forma ................... $       (0.59)

          A summary of the status of the Company's stock options at June 30, 1999, and changes during the period then ended is presented below:

                                                                      Weighted
                                                                       Average
                                                     Shares     Exercise Price
                                                 ----------    ---------------
         Employees:
            Outstanding, beginning of period ..    230,000    $          1.20
            Granted ...........................  1,692,500    $        1.5625
            Exercised .........................    (55,000)   $        1.5625
            Canceled ..........................         --                 --
                                                ----------    ---------------
         Outstanding, June 30, 1999 ...........  1,867,500    $  1.20-$1.5625
                                                ----------    ---------------
         Exercisable, June 30, 1999 ...........  1,867,500    $  1.20-$1.5625
                                                ----------    ---------------
         Weighted average fair value of options granted ......$        1.5178
                                                              ---------------

         Consultants:
            Outstanding, beginning of period ..   350,000    $          1.20
            Granted or Vested .................   320,000    $  1.50-$1.5625
            Exercised .........................        --                 --
            Canceled ..........................        --                 --
                                               ----------    ---------------
            Outstanding, June 30, 1999 ........   670,000    $  1.20-$1.5625
                                               ----------    ---------------
            Exercisable, June 30, 1999 ........   670,000    $  1.20-$1.5625
                                               ----------    ---------------
            Weighted average fair value of options granted ..$        1.3666
                                                             ---------------


         The following table summarizes information about fixed stock options outstanding at June 30, 1999:

                            Options Outstanding            Options Exercisable
                   ------------------------------------  -----------------------
                                   Weighted
                                    Average    Weighted                Weighted
                        Number    Remaining     Average       Number    Average
Range of           Outstanding  Contractual    Exercise  Exercisable   Exercise
Exercise Prices     at 6/30/99         Life       Price   at 6/30/99      Price
---------------    -----------  -----------    --------  -----------   ---------
Employees
   $1.20-$1.5625...  1,867,500    9.8 years     $1.5178    1,867,500    $1.5178
                   -----------  -----------    --------  -----------   ---------
Consultants
   $1.20-$1.5625...    670,000    9.8 years     $1.3666      670,000    $1.3666
                   -----------  -----------    --------  -----------   ---------

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the six months ended June 30, 1999: risk-free interest rate of 5.87%, expected dividend yield of 0.0; expected life of ten years; and estimated volatility of 117%.

Note 9-  Earnings per Share

         Basic and diluted EPS for the period ended June 30, 1999 and 1998 were computed as follows:


         Basic and Diluted EPS Computation:        June 30, 1999   June 30, 1998
                                                  --------------   -------------

         Net loss applicable to common
              stockholders.....................     $(1,382,868)             $0
                                                  --------------   -------------
         Weighted average shares outstanding...       6,585,907       3,555,468
                                                  --------------   -------------
         Basic and Diluted EPS.................        $  (0.21)        $  0.00
                                                  --------------   -------------

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Lexon, Inc.

We have audited the  accompanying  balance  sheet of Lexon,  Inc., a Development
Stage Company, as of December 31, 1998, and the related statements of operations, cash flows and stockholders' equity, for the period from inception, December 16, 1997, to December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lexon, Inc. as of December 31, 1998, and the results of its operations and its cash flows for the initial period then ended in conformity with generally accepted accounting principles.

/s/ Tullius Taylor Sartain & Sartain

Tulsa, Oklahoma
March 10, 1999

                                   Lexon, Inc.
                          (A Development Stage Company)
                                  Balance Sheet
                                December 31, 1998


ASSETS
Current Assets
Cash ............................................................   $  31,164
Prepaid Consulting Expense ......................................     300,000
                                                                    ---------
    Total Current Assets ........................................     331,164
                                                                    ---------

Other Assets
Exclusive License, net ..........................................     156,265
Sponsored Research Contract, net ................................     233,437
                                                                    ---------
     Total Other Assets .........................................     389,702
                                                                    ---------

TOTAL ASSETS ....................................................   $ 720,866
                                                                    ---------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts Payable and Accrued Liabilities ........................   $  15,286
Interest Payable ................................................      16,739
Notes Payable ...................................................     230,000
                                                                    ---------
     Total Current Liabilities ..................................     262,025
                                                                    ---------

Stockholders' Equity
Preferred Stock, $0.001 par value, 5,000,000 shares authorized
     No shares issued and outstanding ...........................           0
Common Stock, $0.001 par value, 45,000,000 shares authorized
     6,279,313 shares issued and outstanding at December 31, 1998       6,279
Paid in Capital .................................................     740,093
Loss accumulated during the development stage ...................    (287,531)
                                                                    ---------
     Total Stockholders' Equity .................................     458,841
                                                                    ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ......................   $ 720,866
                                                                    ---------


     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                             Statement of Operations
          From Inception (December 16, 1997) through December 31, 1998



Revenue .......................................................   $         0

Expenses
   Research and development ...................................   $   144,048
   General and administration .................................       126,745
                                                                  -----------
        Total Operating Expenses ..............................       270,793
                                                                  -----------

Operating Loss ................................................      (270,793)

Interest Expense ..............................................        16,738
                                                                  -----------
Net Loss ......................................................   $  (287,531)
                                                                  -----------
Weighted Average Shares Outstanding............................     4,253,702
                                                                  -----------
Loss per Share ................................................   $     (0.07)
                                                                  -----------


     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                             Statement of Cash Flows
          From Inception (December 16, 1997) through December 31, 1998



Operating Activities
Net Income (Loss) ...............................................   $(287,531)
Amortization of License and Sponsored Research ..................      82,549
Amortization of Stock Options Issued to Non-employees............     120,000
Increase in Accounts Payable and Accrued Liabilities.............      15,286
Increase in Interest Payable ....................................      16,739
                                                                     ---------
     Total Operating Activities .................................     (52,957)
                                                                     ---------

Financing Activities
Loans from Officers and Directors ...............................     230,000
Sale of common stock ............................................     373,658
Less:  issue costs ..............................................     (48,287)
                                                                     ---------
     Total Financing Activities .................................     555,371
                                                                     ---------

Investing Activities
Purchase of exclusive licenses ..................................    (160,000)
Payment of sponsored research contract ..........................    (311,250)
                                                                     ---------
     Total Investing Activities .................................    (471,250)
                                                                     ---------

Net change in cash ..............................................      31,164

Cash at beginning of period .....................................           0
                                                                     ---------

Cash at end of period ...........................................   $  31,164
                                                                     ---------
Supplemental Disclosure of Cash Flow Information
Cash paid for interest and taxes during the period ..............   $       0
                                                                     ---------
Non-cash Financing and Investing Activities
Common stock issued in Gentest Merger ...........................   $   1,000
                                                                     ---------


     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                        Statement of Stockholders' Equity
          From Inception (December 16, 1997) through December 31, 1998


                                                     Shares of       Common     Paid In   Net Income
                                                         Stock        Stock     Capital       (Loss)      Total
                                                    -----------    ---------    --------  ----------   ---------
     Balance at December 16, 1997 (Inception).......         0           $0           $0         $0          $0

     Common stock issued for cash................... 5,245,772        5,246      368,413          0     373,659
          Less issue costs..........................         0            0      (48,287)         0     (48,287)
     Common stock issued for services...............    33,541           33          (33)         0           0
     Common stock issued in Gentest Merger.......... 1,000,000        1,000            0          0       1,000
     Issuance of stock options to Non-employees.....         0            0      420,000          0     420,000
     Net Loss through December 31, 1998.............         0            0            0   (287,531)   (287,531)
                                                    -----------    ---------    --------  ----------   ---------
     Balance at December 31, 1998................... 6,279,313       $6,279     $740,093  $(287,531)   $458,841
                                                    -----------    ---------    --------  ----------   ---------


     The accompanying notes are an integral part of the financial statements

                                   Lexon, Inc.
                          (A Development Stage Company)
                          Notes to Financial Statements
          From Inception (December 16, 1997) through December 31, 1998


Note 1-  Organization and Summary of Significant Accounting Policies

         Organization and Nature of Operations
         Lexon, Inc. ("Lexon" or "the Company") is a development stage corporation that has the exclusive worldwide license to develop, manufacture, obtain FDA approval for, and market a cancer screening test kit for detecting the ebaf protein, which allows for early, non-invasive screening for colon cancer and certain types of ovarian and testicular cancers.

         Development Stage Operations
         The Company was incorporated on December 16, 1997 under the laws of the state of Oklahoma. Since inception, the Company's primary focus has been raising capital and developing the Ebaf blood screening process.

         Cash and Cash Equivalents
         The Company considers highly liquid investments with maturities of three months or less to be cash equivalents.

         Income Taxes
         The Company uses the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the liability method, deferred taxes are determined based on the differences between the financial statements and tax bases of assets and liabilities at enacted tax rates in effect in the years in which the differences are expected to reverse.

         Use of Estimates
         The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

         Fiscal Year End
         The Company's fiscal year ends on December 31.

         Employee Stock Options
         When the exercise price of employee stock options equals or exceeds the market value of the stock at date of grant, the Company recognizes no compensation expense.

         New Accounting Standards
         The Company adopted SFAS No. 130, "Reporting Comprehensive Income" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" during 1998. The Company has no comprehensive income items during 1998. Therefore, net loss equals comprehensive income. The Company operates in only one business segment. The Company will adopt SFAS No. 133, "Accounting for Derivative Investments and Hedging Activities" during 1999. Currently, the Company does not engage in hedging activities or transactions involving derivatives.

Note 2- Gentest Merger

         On July 8, 1998, the Company completed its merger with Gentest, Inc., a Florida corporation ("Gentest"). Gentest owned the exclusive worldwide license to develop, manufacture, obtain FDA approval for, and market the cancer screening test kits for detecting certain types of colon, ovarian and testicular cancers.

         Under the terms of the Agreement and Plan of Merger, the Company issued to UTEK Corporation ("UTEK"), the sole shareholder of Gentest, 1,000,000 shares of common stock of the Company. Gentest ceased to exist by reason of the merger, and the assets and liabilities of Gentest, including those rights and obligations associated with the exclusive License Agreement and the Sponsored Research Agreement, became assets and liabilities of Lexon. The obligations of Gentest were to pay $105,000 for the exclusive license, $311,250 to develop the test kit and $55,000 for services rendered in connection with securing the agreements. The obligations were paid in full on July 8, 1998. The Gentest merger was accounted for as a purchase. The purchase price of $1,000 was based on the number of shares issued at par value of $0.001 per share.

Note 3- Exclusive License

         On July 8, 1998, the Company paid $100,000 to the University of South Florida Research Foundation ("USFRF") and $5,000 to North Shore University Hospital Research Foundation ("North Shore") for the exclusive worldwide license to develop and market the cancer screening test kits. In addition, the Company paid $55,000 to UTEK for services rendered in connection with securing the license agreements. The exclusive license is amortized over 17 years using the straight-line method.

Note 4- Sponsored Research Contract

         On July 8, 1998, the Company paid $311,250 to North Shore under the terms of a Sponsored Research Agreement to develop the cancer screening test kits. The contract specifies a 24-month development period with costs not to exceed $311,250. The Sponsored Research Agreement is amortized over 2 years using the straight-line method, with amortization costs classified as research and development expenses.

Note 5-Notes Payable

         On July 1, 1998, the Company borrowed a total of $230,000 from two of its officers and from a shareholder. The Company executed notes payable which are due December 31, 1998 and bear interest of 12% per year. The notes are unsecured obligations of the Company. As of December 31, 1998, the notes payable were in default. Under the terms of the note payable, the interest rate during the default period is 14% per year.

Note 6-  Commitments and Contingencies

Future Royalty Obligations Under Exclusive License Agreement
         In connection with the exclusive license agreement, the Company agreed to pay to USFRF a royalty equal to the greater of (a) five percent (5%) of revenue from the sale of products based on the concept for the diagnosis of selected adenocarcinomas and any additions, extensions and improvements thereto or as a minimum (b) zero (0) dollars for the first twenty four (24) months; $75,000 at the end of year three (3); $100,000 at the end of year four (4); $125,000 at the end of year five (5); $150,000 at the end of year six (6) and for each successive year thereafter during the term of the exclusive license agreement. The royalty obligation will expire after the longer of twenty (20) years or the expiration of the last to expire patent that covers the licensed intellectual property. The Company also agreed to pay to North Shore a royalty equal to one-half percent (0.5%) of revenue from the sale of such products and ten percent (10%) of any consideration received by the Company from granting sublicenses. No minimum royalty payments are required under the License Agreement with North Shore.

Note 7-  Common Stock and Paid in Capital

         Under the terms of an offering dated April 1, 1998, the Company sold 5,000,000 shares of its common stock at par value for cash.

         On July 8, 1998, the Company issued 1,000,000 shares of its common stock in connection with the Gentest merger.

         During 1998, the Company sold 245,772 shares of its Common Stock at $1.50 per share for cash and incurred Offering expenses of $48,287.

         During 1998, the Company issued 33,541 shares of its Common Stock for services rendered.

Note 8-  Stock Options

         On August 15, 1998, the Board of Directors and shareholders approved the adoption of the Lexon Option Plan, pursuant to which 3,000,000 shares of Common Stock were reserved.

         During 1998, the Company issued 300,000 options to a consultant with an exercise price of $1.20 per share. In exchange for the options, the consultant will provide the Company investor relations services for a one year period beginning October 29, 1998. The Company has recorded the option issuance, valued at $360,000, as a cost of capital and prepaid consulting services and is amortizing the expense over a 12 month period. For the period ended December 31, 1998, the company recognized $20,000 in expense for the consultant's services.

         Also during 1998, the Company issued 50,000 options under the Option Plan to Dr. Tabibzadeh, inventor of the Ebaf Assay screening process. The Company recognized $60,000 in research and development expense for the period ended December 31, 1998, in connection with the option issuance.

         On October 15, 1998, the Company granted 230,000 stock options to certain officers of the Company in return for their services to the Company. No compensation expense was recorded for the options as the exercise price was equal to the estimated share value on the date of grant.

         The Company has entered into an agreement with an investor relations firm whereby the Company granted an option to issue the firm up to 1,000,000 shares of common stock over a two year period. Exercise prices range from $1.20 to $3.00 per share. Vesting of the options is contingent upon the achievement of certain conditions. Compensation expense will be recognized for the options when and if they become vested.

         SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") provides an alternative method of determining compensation cost for employee stock options, which alternative method may be adopted at the option of the Company. Had compensation cost for the Option Plan been determined consistent with SFAS 123, the Company's net loss and EPS would have been reduced to the following pro forma amounts:

          Net loss:
               As reported ................   $  (287,531)
               Pro forma ..................      (458,651)

          Basic and diluted EPS:
               As reported ................   $     (0.07)
               Pro forma ..................         (0.11)

          A summary of the status of the Company's stock options at December 31, 1998, and changes during the period then ended is presented below:

                                                                      Weighted
                                                                       Average
                                                     Shares     Exercise Price
                                                 ----------    ---------------

          Employees:
          Outstanding, beginning of period .....         --    $            --
          Granted ..............................    230,000               1.20
          Exercised ............................         --                 --
          Canceled .............................         --                 --
                                                 ----------    ---------------
          Outstanding, December 31, 1998 .......    230,000    $          1.20
                                                 ----------    ---------------
          Exercisable, December 31, 1998 .......    230,000    $          1.20
                                                 ----------    ---------------
          Weighted average fair value of
              options granted ................................ $          1.20
                                                               ---------------

          Consultants:
          Outstanding, beginning of period .....        --     $            --
          Granted ..............................   350,000                1.20
          Exercised ............................        --                  --
          Canceled .............................        --                  --
                                                ----------     ---------------
          Outstanding, December 31, 1998 .......   350,000     $          1.20
                                                ----------     ---------------
          Exercisable, December 31, 1998 .......   350,000     $          1.20
                                                ----------     ---------------
          Weighted average fair value of
              options granted .................................$          1.20
                                                               ---------------

         The following table summarizes information about fixed stock options outstanding at December 31, 1998:

                            Options Outstanding            Options Exercisable
                   ------------------------------------  -----------------------
                                   Weighted
                                    Average    Weighted                Weighted
                        Number    Remaining     Average       Number    Average
 Range of          Outstanding  Contractual    Exercise  Exercisable   Exercise
 Exercise Prices   at 12/31/98         Life       Price  at 12/31/98      Price
 ---------------   -----------  -----------    --------  -----------   ---------

 Employees
       $1.20......     230,000    9.8 years       $1.20      230,000      $1.20
                   -----------  -----------    --------  -----------   ---------
 Consultants
       $1.20......     350,000    9.8 years       $1.20      350,000      $1.20
                   -----------  -----------    --------  -----------   ---------

         The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1998: risk-free interest rate of 6.0%, expected dividend yield of 0.0; expected life of ten years; and estimated volatility of 151%.

Note 9-  Earnings per Share

         Basic and diluted EPS for the period ended December 31, 1998 were computed as follows:


         Basic and Diluted EPS Computation:

         Net loss applicable to common stockholders......      $(287,531)
                                                          ---------------
         Weighted average shares outstanding.............      4,253,702
                                                          ---------------
         Basic and Diluted EPS...........................       $  (0.07)
                                                          ---------------

                                    PART III

Index to and Description of Exhibits

        Exhibit
        Number        Description of Exhibit
        ------------- ----------------------------------------------------------
          2.1         Agreement and Plan of Merger between Registrant and
                      Gentest,  Inc. dated May 11, 1998
          2.2         Certificate of Merger dated July 9, 1998
          3.1         Certificate of Incorporation dated December 17, 1997
          3.2         Bylaws of the Registrant Adopted December 16, 1997
         10.1         License  Agreement  between  Gentest,  Inc.,  the
                      University of South Florida and the University of South
                      Florida Research Foundation, Inc. dated April 9, 1998
         10.2         Research and License  Agreement  between  Gentest,  Inc.
                      and North Shore  University Hospital Research Corporation
                      dated June 22, 1998
         10.3         Agreement  between  Registrant  and North Shore Office of
                      Grants and Contracts dated March 8, 1999
         10.4         Investor  Relations  Services  Agreement and Option
                      Agreement between  Registrant and Morgan-Phillips, Inc.
                      dated November 1, 1998
         10.5         Consulting Agreement between Registrant and the Viking
                      Group dated November 1, 1998
         10.6         Sponsorship   Commitment   Agreement   between  Registrant
                      and Celebrity Images, representatives for Eric Davis and the Score Against Colon Cancer Event, dated March 15, 1999
         10.7         Consulting Agreement between Registrant and SSP Management
                      Corporation dated March 31, 1999
         10.8         Confidentiality Agreement between Registrant and Ortho-
                      Clinical Diagnostics, Inc. dated April 19, 1999
         10.9         Confidentiality  Agreement  between  Registrant and Chiron
                      Diagnostics  Corporation,dated April 21, 1999
         10.10        Confidentiality Agreement between Registrant and Abbott
                      Laboratories,  dated June 29, 1999
         10.11        Consulting Agreement between Registrant and Jonathan Dari-
                      yanani dated March 1, 1999
         10.12        Consulting Agreement between Registrant and Dr. Tabibzadeh
         10.13        Form of Indemnification Agreement
         10.14        Lexon, Inc. 1998 Stock Option Plan dated August 15, 1998
                      and Form of Option Agreement
         27.0         Financial Data Schedule at June 30, 1999 (for electronic
                      filers only)
         99.1         Private Placement Memorandum dated April 1, 1998
         99.2         Private Placement Memorandum dated May 18, 1998
         99.3         Private Placement Memorandum dated November 6, 1998
         99.4         Private Placement Memorandum dated January 18, 1999

                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             LEXON, INC.

                                             /s/ GIFFORD M. MABIE
                                             PRESIDENT

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